Exhibit 99.4

SUNSHINE MEDIA GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

(audited)

SUNSHINE MEDIA GROUP, INC.

Chattanooga, Tennessee

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders

Sunshine Media Group, Inc.

Chattanooga, Tennessee

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Sunshine Media Group, Inc., which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

1.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sunshine Media Group, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Franklin, Tennessee

April 30, 2015

2.

SUNSHINE MEDIA GROUP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

	2014	2013
ASSETS
Current assets
Cash	$1,050,412	$100,484
Accounts receivable, net of allowance for doubtful accounts of $67,300 and $70,872	2,027,305	2,212,291
Unbilled revenue	72,882	155,285
Other current assets	79,027	121,798

Total current assets	3,229,626	2,589,858
Long-term assets
Plant and equipment, net (Note 3)	745,501	512,746
Intangible assets, net (Note 4)	652,738	872,000
Other assets	42,227	73,411

Total long-term assets	1,440,466	1,458,157

Total assets	$4,670,092	$4,048,015

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$948,326	$857,183
Accrued expenses	1,821,942	2,194,228
Accrued interest, related party	4,263,359	2,773,420
Deferred revenue	13,402	50,933
Current maturities of capital lease (Note 5)	61,910	—
Line of credit (Note 6)	—	1,600,000

Total current liabilities	7,108,939	7,475,764
Long-term liabilities
Capital lease, less current maturities (Note 5)	70,710	—
Line of credit (Note 6)	1,600,000	—
Long-term debt, related party (Note 6)	27,648,000	27,648,000

Total long-term liabilities	29,318,710	27,648,000
Stockholders’ deficit
Common stock, $.001 par value; 3,000 shares authorized, 1,868 shares issued and outstanding (Note 7)	2	2
Preferred stock, $.001 par value; 20,000 shares authorized, 15,270 shares issued and outstanding; liquidation preferences totaled $6,912,000 and $6,124,000 at December 31, 2014 and 2013 (Note 7)	15	15
Additional paid-in capital	14,371,640	14,371,640
Accumulated deficit	(46,129,214)	(45,447,406)

Total stockholders’ deficit	(31,757,557)	(31,075,749)

Total liabilities and stockholders’ deficit	$4,670,092	$4,048,015

See accompanying notes to consolidated financial statements.

3.

SUNSHINE MEDIA GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2014 and 2013

	2014	2013
Net sales	$15,789,169	$14,602,998
Cost of sales	8,187,108	8,497,716

Gross margin	7,602,061	6,105,282
Operating expenses
Sales and marketing	3,199,876	2,780,585
Depreciation and amortization	675,769	654,500
General and administrative	2,879,571	2,540,396

	6,755,216	5,975,481

Income from operations	846,845	129,801
Interest expense	1,525,906	1,523,802

Loss before income tax expense	(679,061)	(1,394,001)
Income tax expense	2,747	2,450

Net loss	$(681,808)	$(1,396,451)

See accompanying notes to consolidated financial statements.

4.

SUNSHINE MEDIA GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

Years ended December 31, 2014 and 2013

	Common Shares	Amount	Preferred Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at January 1, 2013	1,868	$2	15,270	$15	$14,371,640	$(44,050,955)	$(29,679,298)
Net loss	—	—	—	—	—	(1,396,451)	(1,396,451)

Balance at December 31, 2013	1,868	2	15,270	15	14,371,640	(45,447,406)	(31,075,749)
Net loss	—	—	—	—	—	(681,808)	(681,808)

Balance at December 31, 2014	1,868	$2	15,270	$15	$14,371,640	$(46,129,214)	$(31,757,557)

See accompanying notes to consolidated financial statements.

5.

SUNSHINE MEDIA GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities
Net loss	$(681,808)	$(1,396,451)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	675,769	654,500
Deferred financing costs	31,184	31,184
Non-cash interest expense	1,489,939	1,492,618
Change in assets and liabilities:
Accounts receivable	184,986	(219,484)
Unbilled revenue	82,403	73,027
Other current assets	42,771	(36,240)
Accounts payable	91,143	(50,099)
Accrued expenses	(372,286)	(630,895)
Deferred revenue	(37,531)	(78,199)

Net cash from operating activities	1,506,570	(160,039)
Cash flows from investing activities
Purchases of plant and equipment	(528,871)	(11,240)

Net cash from investing activities	(528,871)	(11,240)
Cash flows from financing activities
Payments on capital leases	(27,771)	—
Payments on revolving credit facility	—	(100,000)

Net cash from financing activities	(27,771)	(100,000)

Net change in cash	949,928	(271,279)
Cash at beginning of year	100,484	371,763

Cash at end of year	$1,050,412	$100,484

Supplemental disclosure of cash flow information:
Interest paid	$—	$—

Income taxes	$2,450	$—

Supplemental disclosures of non-cash investing and financing activities:
Purchase of plant and equipment with capital lease	$160,391	$—

See accompanying notes to consolidated financial statements.

6.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1—NATURE OF OPERATIONS

General Business Description: Sunshine Media Group, Inc. (the “Company”), incorporated on December 20, 2000, is a fully integrated publisher and printer of regionally focused specialty trade magazines headquartered in Chattanooga, Tennessee with printing facilities in Tucson, Arizona. The Company publishes magazines across six different titles; Builder Architect™, M.D. News™, Commercial Builder Architect™, Doctor of Dentistry™, Restaurant Forum™ and Real Estate Executive™. The Company has publisher relationships (independent contractors) throughout the United States and Canada and pays commissions based on advertising and reprint sales.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sunshine Media, Inc., Sunshine Media Printing, Inc., Sunshine Media Advertising, Inc., SMTN, Inc. and Sunshine Custom Publishing, Inc., and its wholly owned subsidiary True North Custom Publishing, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include carrying amounts of intangible assets, allowances for receivables, valuation allowances on deferred tax assets, and estimated costs and gross profit on contracts in progress. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The Company’s carrying amount for its financial instruments, which include cash, accounts receivable, accounts payable, and long-term debt, approximate fair value.

Cash: The Company maintains substantially all of its cash balances with a major financial institution in the United States. At times, such balances may be in excess of insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Revenue Recognition: Revenue from advertising and reprint sales is recognized upon distribution of the related magazines and reprints. Amounts received in advance of distribution are deferred as a customer deposit liability and are recognized as revenue upon distribution of the related magazines and reprints, generally within one to three months of receipt.

Revenues from publication contracts are recognized based on the established stages of completion.

Contract costs include direct job costs related to contract performance, such as mail prep costs, postage, and custom photography. Direct labor payroll costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset “unbilled revenue” represents work performed on contracts not yet earned. The liability “deferred revenue” represents billings in excess of revenues earned.

The direct costs associated with print expenses are treated as a cost reimbursement and are recognized as revenue when incurred. Print costs incurred in excess of print billings are recorded as a receivable. Print billings in excess of print costs incurred are deferred as a liability.

7.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shipping and Handling Costs: The Company accounts for shipping and handling fees billed to customers as sales. Costs associated with shipping and handling are included in cost of sales in the consolidated statements of operations.

Advertising: The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2014 and 2013 were $35,937 and $16,812.

Accounts Receivable: Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Interest is not normally charged on receivables. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history, as well as current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Plant and Equipment: Plant and equipment are recorded at cost less accumulated depreciation. Major additions and betterments are capitalized; maintenance and repairs are expensed as incurred. When plant and equipment are disposed of, the cost and related accumulated depreciation or amortization are removed from the respective amounts, and resulting gains or losses are reflected in earnings. Depreciation and amortization are computed on the straight-line method for financial statement purposes and accelerated methods for income tax purposes. Leasehold improvements are depreciated over the lesser of the life of the lease or the estimated useful life of the asset. Plant and equipment are reviewed for impairment when events indicate the carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Intangible Assets: Intangible assets with a finite life are amortized over their estimated useful life.

Long-Lived Assets: The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for taxable temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In accordance with guidance with respect to accounting for uncertainty in income taxes, the Company recognizes a tax benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized would be the largest amount of tax benefit that is greater than 50% likely of being realized on an examination. For tax positions not meeting the more-likely-than-not test, no tax benefit will be recorded. Management is not aware of any uncertain tax positions and does not expect uncertain tax positions to change in the next 12 months.

8.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company would recognize interest and/or penalties related to income tax matters in other expenses. No interest or penalties related to income taxes were incurred for the years ended December 31, 2014 and 2013. The Company’s 2011 through 2014 tax years are open under applicable United States and various state statutes of limitations.

Subsequent Events: Management has performed an analysis of the activities and transactions subsequent to December 31, 2014 to determine the need for any adjustments to and disclosures within the consolidated financial statements for the year ended December 31, 2014. Management has performed their analysis through April 30, 2015, the date the consolidated financial statements were available to be issued.

Reclassifications: Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications had no effect on net loss or stockholders’ deficit.

NOTE 3—PLANT AND EQUIPMENT

Plant and equipment consists of the following at December 31, 2014 and 2013:

	2014	2013
Leasehold improvements	$313,342	$313,342
Equipment	3,571,244	3,166,981
Furniture and fixtures	547,497	547,497
Software development costs	1,286,556	1,197,814
Software projects in process	196,258	—

	5,914,897	5,225,634
Less: accumulated depreciation	(5,169,396)	(4,712,888)

Plant and equipment, net	$745,501	$512,746

Depreciation expense totaled $456,507 and $436,500 for the years ended December 31, 2014 and 2013.

NOTE 4—INTANGIBLE ASSETS

As of December 31, 2014 and 2013, details of the Company’s intangible assets are as follows:

	2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$123,000	$(50,462)	$72,538
Trademark	967,000	(386,800)	580,200

	$1,090,000	$(437,262)	$652,738

9.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 4—INTANGIBLE ASSETS (Continued)

	2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$123,000	$(24,600)	$98,400
Trademark	967,000	(193,400)	773,600

	$1,090,000	$(218,000)	$872,000

The Company’s intangible assets are amortized on a straight-line basis over the amortization periods listed in the following table. The aggregate weighted-average amortization period is five years.

Amortization Period
(in years)
Customer relationships	5
Trademark	5

Amortization expense related to intangible assets totaled $219,262 and $218,000 for the years ended December 31, 2014 and 2013.

Future amortization of intangible assets is as follows:

2015	$218,000
2016	218,000
2017	216,738

$652,738

NOTE 5—CAPITAL LEASE

In August 2014, the Company entered into a software capital lease agreement which expires in 2017. The gross amount of the asset acquired under capital lease was $181,391 and the related accumulated amortization was approximately $20,155 as of December 31, 2014.

Future minimum lease payments on capital lease is as follows:

2015	$61,910
2016	61,910
2017	29,097

152,917
Amount representing interest	(20,297)

Present value of net minimum lease payments	132,620
Less: current maturities	(61,910)

Capital lease, less current maturities	$70,710

10.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 6—DEBT - RELATED PARTY

Debt consists of the following at December 31, 2014 and 2013:

	2014	2013

Term Note A – $17,000,000 note payable to Gladstone Capital dated May 14, 2007 and maturing May 14, 2016. Principal is due in annual payments of 50% of excess cash flow, as defined in the credit agreement, with all outstanding principal due at maturity. No excess cash flow payment was due for the years ended December 31, 2014 and 2013. Interest accrues on the outstanding principal balance at the higher of 4.75% or LIBOR + 3.25% and is due on demand. The effective interest rate was 4.75% at December 31, 2014 and 2013. The loan is collateralized by substantially all assets and shares of stock of the Company.

	$16,948,000	$16,948,000
Term Note B – $10,700,000 note payable to Gladstone Capital dated May 14, 2007 and maturing on May 14, 2016. Principal is due in full at maturity, and interest accrues on the outstanding principal balance at the higher of 5.5% or LIBOR + 4% and is due on demand. The effective interest rate was 5.5% at December 31, 2014 and 2013. The loan is collateralized by substantially all assets and shares of stock of the Company.	10,700,000	10,700,000

Revolving Credit Facility - $2,000,000 line of credit with Gladstone Capital, due August 8, 2014. During the year ended December 31, 2014, the maturity was extended to May 14, 2016. Principal is due in quarterly payments of 50% of excess cash flow, as defined in the credit agreement, with all outstanding principal due at maturity. No excess cash flow payment was due during the years ended December 31, 2014 and 2013. Interest accrues on the outstanding principal balance at the higher of 4.75% or LIBOR + 3.25% and is due on demand. The effective interest rate was 4.75% at December 31, 2014 and 2013. The loan is collateralized by substantially all assets and shares of stock of the Company.

	1,600,000	1,600,000

Total debt	29,248,000	29,248,000
Less: current maturities	—	(1,600,000)

Total long-term debt	$29,248,000	$27,648,000

The Company has a covenant to provide audited consolidated financial statements within 120 days of the fiscal year end, without qualification thereof. The Company was in compliance with this covenant at December 31, 2014.

Interest expense for the years ended December 31, 2014 and 2013 was $1,489,939 and $1,492,618. Accrued interest at December 31, 2014 and 2013 was $4,263,359 and $2,773,420 and is payable on demand. If no demand is made, then accrued interest will be paid at maturity.

11.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 6—DEBT - RELATED PARTY (Continued)

On January 27, 2011, Gladstone Capital purchased 100% of the common stock of Sunshine Media Group, Inc. from the former owners in exchange for $1,480,190 and warrants for 20% of the Company. As part of the transaction, the Company amended its certificate of incorporation and obtained waivers for all covenant violations. On March 4, 2011, Gladstone Capital sold 50% of its common stock position to an investor for $740,095, and, at the same time, Gladstone Capital and the investor each contributed $375,000 into the business in exchange for preferred stock. Management has elected to not adopt pushdown accounting. Accordingly, business combination accounting has not been applied. In conjunction with the stock transaction, the previous warrants were terminated, and new warrants were issued and accounted for at fair value.

On June 13, 2012, Publication Holdings, Inc. (which is 100% owned by Gladstone Capital) bought all the preferred and common stock of the other stockholder’s Trust. In exchange for this sale, the Trust will receive future payouts, directly from Gladstone Capital, that are contingent upon the sale of certain assets or stock of Sunshine Media Holdings, Inc. As of June 13, 2012, the Company no longer had any obligation to the stockholder or the investor’s Trust.

In conjunction with the January 27, 2011 stock transaction, Publication Holdings, Inc. granted warrants to purchase B units of Publication Holdings, Inc. These warrants can only be exercised upon a sale of the Company or upon an initial public offering. The warrants terminate on January 27, 2021. Management has evaluated the fair value of the warrants and the likelihood of corporate event prior to termination of the warrants and determined the fair value of the warrants to be insignificant.

Subsequent to Year-End

On March 13, 2015, the Company entered into the sixth and seventh amendments to the Securities Purchase Agreement, which are both effective retroactively on January 1, 2015. The sixth amendment states that interest shall accrue on the Revolving Credit Facility at a rate of 8%, beginning on January 1, 2015, and that such interest earned on and after this date shall be payable monthly, in arrears. Accrued interest earned prior to January 1, 2015 shall be due on demand.

The seventh amendment divides Term Note A into two tranches: a) a $5,000,000 tranche, referred to as Term Note A-1, and b) a $12,000,000 tranche, referred to as Term Note A-2 (balance as of January 1, 2015 is $11,948,000). On Term Note A-1, interest shall accrue at a rate of 8%, beginning on January 1, 2015, and such interest earned on and after this date shall be payable monthly, in arrears. Accrued interest earned prior to January 1, 2015 shall be due on demand. On Term Note A-2, interest shall continue to accrue at the higher of 4.75% or LIBOR plus 3.25% and will be due on demand.

NOTE 7—EQUITY

The Company has available for issuance Preferred and Common Stock as authorized in the Company’s Amended and Restated Articles of Incorporation. All of the Company’s shareholders hold the same voting rights based on the number of shares owned.

The Preferred Stock will earn cumulative preferred returns of 8% of each shareholders’ unreturned original cost plus any unpaid preferred returns. These cumulative preferred returns are in preference to common stockholders’ cumulative dividends. The Preferred Stock accrues dividends at an annual rate of 8% based on unreturned original costs, compounded annually. In the event of a liquidation, the holders of the Preferred Stock are entitled to receive, prior to and in preference to any distributions to the holders of Common Stock, an amount equal to the sum of the unreturned original cost plus the accrued and unpaid cumulative dividends.

12.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 8—COMMITMENTS AND CONTINGENCIES

The Company leases corporate office space in Chattanooga, Tennessee under operating leases expiring in 2018. Additionally, the Company maintains an equipment lease expiring in 2017. Rent expense under all operating leases was $304,822 and $289,312 for the years ended December 31, 2014 and 2013.

Future minimum annual payments under operating leases as of December 31, 2014 are as follows:

2015	$302,535
2016	302,535
2017	272,925
2018	43,020

$921,015

NOTE 9—INCOME TAXES

Income tax expense consists of the following:

	2014	2013
Current tax expense:
State and local	$2,747	$2,450

Temporary differences which give rise to the Company’s net deferred tax assets (liabilities) at December 31, 2014 and 2013 are as follows:

	2014	2013
Deferred tax liabilities:
Plant and equipment	$(46,090)	$(33,007)

Total deferred tax liabilities	(46,090)	(33,007)

Deferred tax assets:
Accrued expenses	1,929,225	1,502,523
Allowance for doubtful accounts	24,922	26,436
Net operating loss carry forwards	9,574,965	9,215,253
Intangible assets	2,867,243	3,270,166
Other	14,236	22,000

Total deferred tax assets	14,410,591	14,036,378
Valuation allowance	(14,364,501)	(14,003,371)

Net deferred tax asset	$—	$—

As the Company has generated net losses since inception, there is uncertainty regarding the Company’s ability to realize deferred tax assets. Accordingly, a valuation allowance has been established relating to the Company’s net deferred tax assets. The valuation allowance, which increased $361,130 and $520,798 during 2014 and 2013, was based upon management’s analysis of available information. The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax loss due to non-deductible expenses, over/under accruals from the prior year, the change in the valuation allowance, and other timing differences. The Company will begin to release the valuation allowance when it is more likely than not the deferred tax asset will be realized.

13.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 9—INCOME TAXES (Continued)

The Company has federal net operating loss carry forwards totaling approximately $26,000,000, expiring between 2021 and 2034. The Company has a state net operating loss carryforward totaling approximately $10,000,000, expiring between 2022 and 2029.

The Company’s effective tax rate reflects the net loss for both of the years ended December 31, 2014 and 2013; therefore, the Company had no current federal tax expense. The current state tax expense is a result of operations in Texas, which are taxed on gross margins as opposed to net taxable income or loss.

A reconciliation of the statutory U.S. federal tax rate and the Company’s effective tax rate is as follows:

	2014	2013
Statutory U.S. federal tax rate	34.00%	34.00%
State and local income taxes, net of federal tax benefit	(0.27)%	(0.12)%
Permanent items	(1.54)%	(0.74)%
Change in tax rate from prior year	2.72%	—%
Change in valuation allowance	(28.78)%	(33.34)%
Federal impact of state deferred tax asset true-up	(5.47)%	—%
Expired charitable contribution carryforward	(1.23)%	—%
Other operating charges	0.16%	0.02%

Effective tax rate	(0.41)%	(0.18)%

NOTE 10—MANAGEMENT’S PLAN

Management recognizes the Company has experienced several consecutive years of losses and has negative working capital as of December 31, 2014 and 2013. Management has taken several steps to reverse the situation and improve financial operations in 2013 and 2014. The Company has undertaken several cost saving initiatives that have led to reduced expenses and increased operating profit.

First, the Company went to the market for better costs related to all of its printing operations and successfully negotiated reduced costs with certain vendors. Secondly, the Company has reduced its overhead expenses. This was achieved by streamlining operations and purchasing additional software to better serve clients and in-house efficiencies. A new ERP system was brought on line in January 2012 to improve the Company’s operations and management reporting.

On the revenue side, the new seasoned sales force, hired in 2013 and 2014, has largely been focused on securing large new clients in the Hospital industry. The Company has been successful in bringing on approximately $2,800,000 of additional revenue in 2014 related to these large new Hospital clients. The IRM product line has been reinvigorated and is beginning to catch sales traction in the marketplace. The Company is also looking at entering new vertical markets to open addition revenue streams.

The Company is dependent on financing, which is subject to certain covenants, to support its operations. The Company was in compliance with these covenants as of December 31, 2014. The Company has limited availability on the Revolving Credit Facility but has experienced increasing sales and gross margins in 2014. This has created positive operating cash flows and EBITDA. Gladstone Capital has agreed to demand interest payments only to the extent that operating cash flows support the payment of interest.

14.